Exhibit (a)(5)(D)

The Goldman Sachs Group, Inc. | 200 West Street | New York, New York 10282

GOLDMAN SACHS ANNOUNCES RESULTS OF TENDER OFFER FOR NORMAL AUTOMATIC PREFERRED ENHANCED CAPITAL SECURITIES OF GOLDMAN SACHS CAPITAL II AND GOLDMAN SACHS CAPITAL III

NEW YORK, March 15, 2016 — The Goldman Sachs Group, Inc. (NYSE: GS) today announced that it has accepted for purchase $467,988,000 liquidation amount of 5.793% Fixed-to-Floating Rate Normal Automatic Preferred Enhanced Capital Securities issued by Goldman Sachs Capital II and $157,012,000 liquidation amount of Floating Rate Normal Automatic Preferred Enhanced Capital Securities issued by Goldman Sachs Capital III (together, the “Apex”), as listed below, that were validly tendered pursuant to its previously announced cash tender offer to purchase up to $625,000,000 liquidation amount of the Apex (the “Tender Offer”). Goldman Sachs Capital II and Goldman Sachs Capital III are statutory trusts organized under Delaware law that are sponsored by and hold non-cumulative perpetual preferred stock of The Goldman Sachs Group, Inc. The Tender Offer expired at 11:59 p.m., New York City time, on March 14, 2016.

Series of Securities	Issuer	CUSIP No.	Aggregate Liquidation Amount Outstanding	Amount Tendered	Proration Factor	Amount Accepted
5.793% Fixed-to-Floating Rate Normal Automatic Preferred Enhanced Capital Securities, $1,000 liquidation amount per Apex	Goldman Sachs Capital II	381427AA1	$1,750,000,000	$1,004,696,000	46.752%	$467,988,000

Floating Rate Normal Automatic Preferred Enhanced Capital Securities, $1,000 liquidation amount per Apex	Goldman Sachs Capital III	38144QAA7	$500,000,000	$336,650,000	46.752%	$157,012,000

The Tender Offer was made pursuant to the Offer to Purchase, dated February 16, 2016. As previously announced, the purchase price per $1,000 liquidation amount of Apex validly tendered is $750. Holders of Apex accepted for purchase will also receive the amount of distributions that would be payable thereon if the current dividend period of the underlying preferred stock ended, and the relevant dividend had been paid, on the date payment is made for the Apex purchased in the Tender Offer. This amount will equal approximately $1.67 per Apex assuming payment is made on March 16, 2016, the date payment is expected to be made.

Goldman, Sachs & Co. acted as the dealer manager for the Tender Offer.

THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY. THIS ANNOUNCEMENT IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL WITH RESPECT TO ANY APEX.

Media Relations: Jake Siewert (212) 902-5400	|	Investor Relations: Dane E. Holmes (212) 902-0300

The Goldman Sachs Group, Inc. is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and individuals. Founded in 1869, the firm is headquartered in New York and maintains offices in all major financial centers around the world.